Exhibit 99.1

XORTX Therapeutics Announces Partial Exercise of Over-Allotment Option Pursuant to US Public Offering

CALGARY, AB – November 9, 2021– XORTX Therapeutics Inc. ("XORTX" or the “Company”) (TSXV: XRTX | NASDAQ: XRTX), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, today announced that it has issued an additional 355,000 common shares at the public offering price of US$4.129 per share, resulting in additional gross proceeds of approximately US$1.47 million pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s previously announced underwritten public offering of units, before deducting underwriting discounts and commissions. After giving effect to the partial exercise of the over-allotment option, the total number of common shares and warrants to purchase common shares sold by XORTX in the public offering were 3,261,000 and 3,341,900, respectively, resulting in total gross proceeds of approximately US$13.47 million before deducting underwriting discounts and commissions and offering expenses payable by the Company..

Dr. Allen Davidoff, President and CEO stated, “The Company welcomes this additional investment and believes it is a reflection of the continued interest of the investors who participated in this contemporaneous NASDAQ uplisting and capital raise.”

The Offering was made pursuant to an effective registration statement on Form F-1 (Registration No. 333-258741) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus relating to this offering has been filed with the SEC. Copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Dr. David Sans, Head of Corporate Development in New York City

dsans123@xortx.com or +1 347 573 0541

XORTX Therapeutics Inc. 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9 T + 1 403 455 7727 | xortx.com | CSE : XRX NASDAQ: XRTX

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The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.